HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                  June 12, 2007

Sonia Barros
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Tongji Healthcare Group, Inc.
            Registration Statement on Form SB-2 Amendment #2
            File No. 333-140645

      This office represents Tongji Healthcare Group, Inc. (the "Company"). Amendment #2 to the Company's registration statement has been field with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated April 25, 2007. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The letters "FS" under the page number column are references to pages in the Company's financial statements.

                                                                    Page Number
                                                                    -----------

1.    You are correct in noting that the OTCBB  website  clarifies that the OTCBB is not an issuer  listing  service.  However, the  information  on  the  OTCBB's  website  illustrates  my point.  The designers of the OTCBB's  website  realized that persons  wanting  information  regarding  "listing"  on  the
      OTCBB would look for the familiar  "plain  English"  term as opposed to "quotation  medium"  which,  in its truest sense, is legal  jargon  and in  accordance  with the  Commission's
      plain   English   language   rules   is  not  to  be   used.
      Nevertheless  we  have  replaced  the  word  "listing"  with
      "quotation".                                                            3

2.    You believe that a risk factor is necessary since:

      (a) The president and his wife own a controlling interest in the Company's outstanding common stock.
      (b) Due to their controlling interest they may enter into transactions with the Company which are unfavorable to the Company.
      (c) Because of the controlling interest in the Company by the president and his wife, potential investors know that changing management through a hostile takeover or proxy contest would not be possible.

Sonia Barros
Securities and Exchange Commission
June 12, 2007
Page 2

      (4) With this realization, potential investors would not purchase the Company's common stock, resulting in a lack of demand for the Company's shares.

      (5) The lack of demand would cause the price of the Company's common stock to decline.

      The notion that a shareholder would go through the time, effort and expense to mount a hostile takeover or proxy contest for a corporation the size of the Company (and with operations entirely in China) is unrealistic at best.

      Nevertheless  we have  added a risk  factor in  response  to
      this comment.                                                           9

3.    Comment complied with. 6

4. The heading of the risk factor which is the subject of this comment states in part as follows:

          "...if we are unable to comply with all regulations we may be fined, lose our right to be reimbursed for medicare patients or could lose our license to operate our hospital". The Company has not had any past violations so it is unable to describe the impact of past violations.

      Since  the  risk  factor  heading  discloses  the  potential penalties  that  could  be  imposed  on the  Company,  (i.e.
      fines,  loss of Medicare  reimbursement,  loss of  operating license)  we are unable to provide  any more  disclosure  in
      response to this comment.                                               5

5.    The  risk  factor  which  is the  subject  of  this  comment discusses  proposed  regulations  which  have  not yet  been
      adopted.    Detailed    disclosure    concerning    existing
      regulations  (whether  old  or  new)  is  contained  in  the section of the  prospectus  captioned  "Business  - PRC Laws and  Regulations  Affecting Our Business".  We have modified this  particular  risk factor to disclose  that the proposed
      regulations,   if  adopted,   could  reduce  the   Company's
      revenues.                                                               6

6.    Comment complied with.                                                N/A

Sonia Barros
Securities and Exchange Commission
June 12, 2007
Page 3


7.    We have  modified  the risk  factor  which is the subject of this  comment  to  disclose  that  companies  which  may  be acquired  may  not be  profitable.  Disclosure  relating  to
      difficulties  in  integrating   another  business  with  the
      Company  was  added to the  second  paragraph  of this  risk
      factor with Amendment No. 1 to the registration statement.              6

8.    Comment complied with. 7

9.    We have  deleted this risk factor since we believe the risks described in this risk factor  merely  duplicate  disclosure
      in other risk factors.                                                  8

10.   We have  removed  this risk  factor  since  fluctuations  in exchange  rates would only be a risk if the Company  planned to pay a dividend in U.S.  dollars,  or otherwise had a need to convert  Chinese  currency  into U.S.  dollars.  However, the  Company  intends to retain  its  Chinese  currency  for
      purposes  of  acquiring  other  Chinese   corporations  with
      operations  in the  healthcare  field and does not intend to pay  dividends in U.S.  dollars.  As a result,  fluctuations in  exchanges  rates are merely an  accounting  entry  which will  never  have any impact on the  Company's  actual  cash position so long as the  Company  does not intend to convert
      Chinese currency into U.S. dollars.                                     8

11.   Because the plain  English  language  rules require the risk factor  headings to be descriptive of the risk, this heading completely  discloses the risk.  There is no need to discuss the risk  associated  with the  subheading if the subheading
      is a complete discussion of the risk.                                 N/A

12.   We reissue  our  response  to your prior  comment  #20.  The penny stock rules,  15(g)-1 through 15(g)-9,  do not provide for any  remedies  against an issuer for  violations  of the rules.  Schedule  15(d) does not outline any specific  legal
      remedies available to investors in penny stocks.                      N/A

13.    We do  not  believe  that  accounts  receivable  aging  for
      December  31,  2005  is  material  to  investors  since  the receivable  aging  would  be  almost  eighteen  months  old.
      Instead,  we have provided an accounts  receivable  aging as
      of March 31, 2007.                                                     14

Sonia Barros
Securities and Exchange Commission
June 12, 2007
Page 4

14.   The  Company's  accounts   receivable   balances  would  not
      necessarily   increase  by  the  same  percentage  that  the
      Company's  revenues increase due to the mix between Medicare and self-pay  patients  and the amount of revenue  generated
      from  inpatient  services  versus  outpatient   services.  A
      large influx of inpatient  Medicare patients during the last month of a reporting period would cause accounts  receivable balances  as of the end of the  reporting  period to be high in comparison to revenues  received during the entire twelve or three month reporting  period.  Please note that accounts receivable, as a percentage of revenues,  dropped during the three  months  ended  March 31,  2007.  Disclosure  has also been  made  that the  Company  has not  written  off any bad debts  during the last two fiscal  years or the three months ending March 31, 2007.  In fact,  the  financial  statements for the three  months  ended  March 31, 2007 show a recovery of bad debt  expense  since  Company was of the opinion that its  provision  for bad debts was  overstated in view of the
      Company's collection history.                                          13

      As disclosed in this section of the prospectus, the Company has virtually no receivables from self-pay patients.

      We do not understand the last sentence of this risk factor.

15.   We have revised the Company's  disclosure  regarding writing off bad debts.  However,  since the  Company has not written off any bad  debts  during  the  last  two  fiscal  years or
      during  the  three  months   ending  March  31,  2007,   the
      Company's policy at this time is only theoretical.                     14

16.   We revised  the  disclosure  in the  prospectus  somewhat in response to this  comment.  However,  we do not believe that the average  investor  would really care how the Company was formed, who founded the Company,  or if the Company acquired its hospital  from the Chinese  government.  The only matter of importance  to the average  investor is whether the price of  shares  purchased  by the  investor  rises or  declines.
      What  impacts  the  price  of  any  equity  security  is the investment  community's  perception  of the future,  such as future  share  prices  which  are,  in part,  based  upon an issuer's recent operating  results.  Historical  information such as how the  Company  was  formed,  although  perhaps  a matter of  curiosity,  is not, in our  opinion,  a matter of
      material importance to the average investor.                           14

Sonia Barros
Securities and Exchange Commission
June 12, 2007
Page 5

17.   We have added  disclosure  to the  prospectus in response to
      this   comment.   Since   the   Medicare   funds   reimburse
      healthcare  providers  for treating  any patient  insured by the Medicare funds,  there are no exclusivity or territorial
      limitations associated with these agreements.                          17

18.   Comment complied with.                                             16, 17

19.   Comment complied with.                                                 19

20.   Comment  complied  with.  The amount of lease  payments  are
      disclosed  in  the  section  of  the  prospectus   captioned
      "Business - Facilities".                                               23

21.   The agreements between the Company and the parties named
      in this comment are disclosed in the section of the
      prospectus captioned "Management - Transactions with
      Related Parties and Recent Sales of Unregistered Securities".         N/A

22.   Comment complied with.                                               FS-9

23.   Comment complied with. Please note that prescription drugs are also sold to outpatients who receive a prescription
      from a physician who is on the hospital staff.                       FS-9


                              Very Truly Yours,

                              HART & TRINEN, L.L.P.


                              By
                                   William T. Hart